Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals, Inc.

Commission File No. 333-134438

Additional Information about the DPI-Infinity Merger and Where to Find It

In connection with the proposed merger between Discovery Partners International, Inc. (DPI) and Infinity, on August 7, 2006, DPI filed an amended registration statement on Form S-4 that contains a proxy statement/prospectus, which registration statement has been declared effective by the SEC. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Security holders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.

Infinity gave the following presentation on September 8, 2006.

Introduction to Infinity September 8, 2006

Forward-Looking Statements
• This presentation contains forward-looking statements within the meaning of The Private Securities Litigation
Reform Act of 1995 that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,”
“estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,”
“designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-
looking. Such forward-looking statements include statements regarding the expected benefits of the merger of
Infinity and DPI for stockholders of the combined company, the expectation that the merger will enable the combined company to be well positioned to drive forward its pipeline of anti-cancer agents and create substantial value for patients and stockholders, and the expectation that the combined company will have cash to support its current operating plan through at least December 31, 2009. Such statements are subject to numerous factors, risks and uncertainties that may cause actual events or results to differ materially from the combined company's current expectations. For example, there can be no guarantee that any product candidate the combined company is developing will successfully complete necessary preclinical and clinical development phases, be approved for sale in any market or that, if approved, revenues from sales of such product will reach any specific level. In particular, management's expectations could be affected by risks and uncertainties relating to: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the combined company's dependence on its collaborations with
MedImmune and Novartis; the combined company's ability to obtain additional funding required to conduct its research, development and commercialization activities; unplanned cash requirements and expenditures; and
the company's ability to obtain, maintain and enforce patent and other intellectual property protection for any products it is developing. These and other risks which may impact management's expectations are described in greater detail under the caption "Risk Factors" in DPI's registration statement on Form S-4, as amended, as filed with the Securities and Exchange Commission and DPI’s other SEC reports.
• Any forward-looking statements contained in this presentation speak only as of the date hereof and Infinity expressly disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Mission To develop targeted therapies for the treatment of cancer and related conditions discovered through the use of our innovative small molecule drug technologies

•
Lead product candidate: IPI-504, a novel Hsp90 inhibitor
– Two ongoing Phase I cancer studies in GIST and multiple myeloma
– Phase II expected 2007
•
Pipeline of preclinical cancer drug candidates
– Internally discovered and developed, chemistry platform
•
5 Pharma/Biotech corporate alliances
– MedImmune, Novartis (2), Amgen, and J & J
•
Proven biotech leadership team
•
Significant cash position after MEDI alliance and DPI merger
– Funds sufficient for projected operating expenses through end of 2009
Infinity Snapshot

Strategy • Drugs – Internally discovered, novel small molecules • Targets – “Well-credentialed, but not well-trodden” • Products – Opportunity for first-in class or fast follower best-in-class

Overview
• Founded in late 2001 (~5 years old)
• Team
– Recognized biotechnology investor, business and R&D leaders
– ~115 employees (~55 PhD / MDs)
• Alliance and Financing Strategy
– Hsp90 and Hedgehog pathway product alliance with MedImmune
– Bcl family product alliance with Novartis
– Small molecule technology access alliances with Amgen, J&J and Novartis
– Public financing via Reverse Merger with Discovery Partners
• IPI-504 – lead proprietary oncology drug candidate (Hsp90)
– Phase I in GIST and multiple myeloma commenced 2005
– Phase II anticipated in 2007
• Hedgehog pathway – preclinical oncology candidate

Our Team: ~115 full-time employees
Infinity headcount
Biology/Clinical/Regulatory 36
Chemistry 50
Management & other 12
(~55 MD or PhDs)
R&D Total 98
Total 115
G&A 17
•
Well-balanced
•
Moderate near-term growth
anticipated
– Primarily in “downstream”
disciplines (i.e. clinical,
regulatory, CMC/ADME/tox)

Leadership
Mr. Steven Holtzman, CEO
Millennium, DNX
Dr. Julian Adams, President & CSO
Millennium, ProScript
Boehringer Ingelheim, Merck
Ms. Adelene Perkins, CBO
Transform, Genetics Institute,
Bain, GE
Dr. David Grayzel, VP Clinical
Development & Medical Affairs
Dyax,  Mass General Hospital
Dr. Vito Palombella, VP Discovery Biology
Syntonix, Millennium, ProScript
Dr. Jeffrey Tong, VP Corp & Prod Dev
McKinsey & Co, Harvard Center for
Genomics Research
Dr. Jim Wright, VP Pharm Dev
Millennium, Alkermes, Boehringer
Ingelheim, Syntex, U. of Wisconsin

SAB – Oncology & Chemistry
• Co-chair: Stuart Schreiber, PhD - Co-Director Broad Institute, Prof. of Chemistry and
Chemical Biology Harvard University
• Co-chair: Rick Klausner, MD – Column Group, former Head of the NCI
• Arnie Levine, PhD - Institute for Advanced Study
• Eric Lander, PhD - Co-Director Broad Institute, Whitehead, MIT, Harvard
• Todd Golub, MD - DFCI, Broad Institute, Harvard, MIT
• David Livingston, MD – Professor of Medicine, Harvard Medical School, DFCI
• Ken Anderson, MD - Robert Kraft Prof. of Medicine Harvard Medical School, DFCI
• Matthew Shair, PhD – Professor of Chemistry, Harvard University
• Vicki Sato, PhD – former President Vertex Pharmaceuticals
• Phil Needleman, PhD - former Head of R&D Searle, Pharmacia

Investors
Venture Capitalists
•
Prospect Venture Partners
•
Venrock Associates
•
Advent Venture Partners
•
HBM BioVentures
•
Vulcan Ventures
•
Novartis BioVentures
•
Wellcome Trust
•
POSCO BioVentures
•
Tallwood
•
Alexandria Equities
•
Lotus BioScience
Pharmaceutical Companies
•
Amgen
•
Novartis
•
J&J

Overview
• Founded in late 2001 (~5 years old)
• Team
– Recognized biotechnology investor, business and R&D leaders
– ~115 employees (~55 PhD / MDs)
• Alliance and Financing Strategy
– Hsp90 and Hedgehog pathway product alliance with MedImmune
– Bcl family product alliance with Novartis
– Small molecule technology access alliances with Amgen, J&J and Novartis
– Public financing via Reverse Merger with Discovery Partners
• IPI-504 – lead proprietary oncology drug candidate (Hsp90)
– Phase I in GIST and multiple myeloma commenced 2005
– Phase II anticipated in 2007
• Hedgehog pathway – preclinical oncology candidate

DOS Small Molecule Technology: Discovery and Alliance Engine
•
Innovative small molecule platform, diversity oriented synthesis
(DOS), enables the creation of novel, “natural product-like”
synthetic drug candidates
•
Potential to access previously “undruggable” drug targets
•
Unique asset for:
–
Internal drug discovery
–
Value-accretive technology access alliances

•
Diversity Oriented Synthesis (DOS)
•
2004 – 2006:  > $60 million upfront/committed cash
•
Additional milestone and royalty potential
•
No license of proprietary Infinity product rights
Small Molecule Technology Access Alliances

Infinity PHARMACEUTICALS

NOVARTIS

Infinity PHARMACEUTICALS

•
Total payments         >$400M
Early product pipeline: Bcl family alliance with Novartis
•
Joint discovery of novel Bcl
family (Bcl-2, Bcl-xL) targeted
cancer drugs
•
Infinity participation in clinical
development (at NVS expense)
COLLABORATION
•
Infinity participation in US sales
effort (at NVS expense)
$30M
•
Upfront &
committed funds
FINANCIALS
•
Royalties on WW sales

Infinity PHARMACEUTICALS

MedImmune

Infinity PHARMACEUTICALS

• Clinical and
commercial
milestones
Lead products: Hsp90 and Hedgehog alliance with MedImmune
• Infinity leads early translational
development through proof of concept
• MedImmune leads later clinical
development, worldwide registration and
sales and marketing, with Infinity
participation
COLLABORATION
• Infinity has right to provide up to 35% of
US promotional activity (cost shared by
alliance)
$70M
• Upfront funds
FINANCIALS
• 50% R&D cost sharing
$430M
• 50% worldwide profit split

Discovery Preclinical
Start Clinical
Trials
Hsp90
(IPI-504)
Bcl-2/Bcl-xL
2005
2007/2008
50% WW profit
share with MEDI
50% WW profit
share with MEDI
Royalty from
Novartis
Non-exclusive
–
Amgen
–
Novartis
–
J&J
Small molecule drug technologies
Alliance and financing strategy: value retention
Hedgehog
Pathway
(IPI-609)
2007

Reverse Merger with Discovery Partners International, Inc. (NASDAQ: DPII) * * * * * *

DPI reverse merger opportunity
•
Discovery Partners International
–
Publicly traded company on NASDAQ (DPII)
–
Cash position 1/1/06: > $83M
–
Board mandate (Q1, 2006):
• Shut down existing business
• Seek alternative, high-value biotech investment opportunity
•
DPI undertakes extensive evaluation of merger candidates
•
DPI selects Infinity as preferred partner

•
A financing event only – NO programs, employees, partnerships, or obligations of DPI transferred to Infinity
–
DPI “invests” cash and divests operating units
–
7/7/06: Sale of all DPI operating assets to Galapagos
•
If DPI cash between $70M and $75M, ownership:
–
DPII stockholders = 31%
–
Infinity stockholders = 69%
•
If cash above $75M or below $70M, adjustment applied
•
4:1 reverse stock split approved by DPI board to lower share number and bring share price >$10
The reverse merger: a creative financing and access to
public markets

•
Lead clinical product in two ongoing Phase I cancer studies
– Phase II expected 2007
•
Pipeline of preclinical cancer drug candidates
– Internally discovered and developed, chemistry platform
•
5 Pharma/Biotech corporate alliances
– MedImmune, Novartis (2), Amgen, and J & J
•
Proven biotech leadership team
•
Significant cash position
–
Projected cash runway through end of 2009
–
Enough cash to reach key value-driving events before any additional alliances or financing
Snapshot of Post-Merger Infinity (NASDAQ: INFI)

Status of Reverse Merger
Announce merger
File Initial S4
S-4 is Declared Effective
S-4 mailed to DPI and IPI Stockholders
Stockholder meeting/vote scheduled
Deal Closes, INFI publicly traded
April 12, 2006
July 11, 2006
August 7, 2006
August 9-10, 2006
September 12, 2006
Following successful vote

Overview
• Founded in late 2001 (~5 years old)
• Team
– Recognized biotechnology investor, business and R&D leaders
– ~115 employees (~55 PhD / MDs)
• Alliance and Financing Strategy
– Hsp90 and Hedgehog pathway product alliance with MedImmune
– Bcl family product alliance with Novartis
– Small molecule technology access alliances with Amgen, J&J and Novartis
– Public financing via Reverse Merger with Discovery Partners
• IPI-504 – lead proprietary oncology drug candidate (Hsp90)
– Phase I in GIST and multiple myeloma commenced 2005
– Phase II anticipated in 2007
• Hedgehog pathway – preclinical oncology candidate

•
Novel Hsp90 inhibitor
•
Currently in 2 phase I clinical trials:
•
GIST
•
Multiple myeloma
•
Ready for Phase II in 2007
•
Both IV (water-soluble) and oral
formulations
Cl
-
Infinity’s lead clinical product: IPI-504 (Hsp90 inhibitor)
IPI-504
OH
N
H
N
OH
O
OH
Me
O
O
O
O
NH
2
H H
+

H6
H5
C
L2
N
H4
GDM from complex
super-imposed on
the apo structures
Closed (apo-I222)
Open (apo-P2$_1$)
GDM from Complex

Infinity
PHARMACEUTICALS

Heat Shock Protein 90 (Hsp90) is an emerging cancer
target
Hsp90 in cancer cells differs from
Hsp90 in normal cells
Function of Hsp90 in cancer cells
•
General chaperone function –
essential for protein homeostasis
•
Specific chaperone function –
stabilization of oncogenic
proteins in key cell signaling
pathways
•
Preferential targeting to cancer

Dependence
on Hsp90
Apoptosis
Tyrosine kinase
inhibitor
(e.g Gleevec, Tarceva)
Oncogene
Cancer cell
survival &
proliferation
Resistance
mutations
Hsp90
inhibitor
Targeting specific oncogenic Hsp90 client proteins
Hsp90
inhibitor

Hematologic

κ

Solid tumor

Infinity PHARMACEUTICALS

Velcade
Gleevec / dasatinib
Investigational
Gleevec / Sutent
Herceptin
Tarceva / Erbitux
Sorafenib / Sutent
Sorafenib
Investigational
Targeted therapy
The emerging world of targeted cancer therapies
Indication
Myeloma
CML
AML
GIST
Breast (HER2+)
NSCLC
Renal cell
Melanoma
Prostate (PTEN -/-)
NF- B
Bcr-Abl
Flt3
c-Kit
HER2
EGFR
VEGFR / HIF-1a
b-Raf
p-Akt
Molecular Target

Hematologic

κ

Solid tumor

Infinity PHARMACEUTICALS

The emerging world of targeted cancer therapies
NF- B
Bcr-Abl
Flt3
c-Kit
HER2
EGFR
VEGFR / HIF-1a
b-Raf
p-Akt
Molecular Target
•
All are clients of Hsp90
•
Inhibiting Hsp90 affects the
stability of these targets
•
Attractive alternative to
chasing tumor-specific
resistance mutations

History of Geldanamycin analogs
•
17-AAG is a semi-synthetic natural
product, derived from Geldanamycin
•
17-AAG activity:
–
Potent & selective inhibitor of
Hsp90
–
Well-tolerated in humans (>400
patients tested in multiple
Phase I trials)
–
Removed chemical reactivity of
geldanamycin
•
Problems:
–
Highly insoluble
–
Sub-optimal DMSO-and
Cremophor based formulations
–
Off-patent
O
N
H
H
N
O
Me
O
OH
Me
Me
O
Me
O
O
O
N H
Me
Me
17-AAG
*Reference: Kamal et al, Nature,
2003, 425,.407-410

•
Novel chemical entity
•
Patient-friendly formulations
–
IV in two Phase 1 trials
–
Oral under development
•
Broad therapeutic potential
–
Large therapeutic window
consistent with targeted therapies
–
Activity in resistant settings
•
Strong intellectual property position
•
Ready for Phase 2 in 2007
Cl
-
Infinity’s lead clinical product: IPI-504 (HSP90 inhibitor)
IPI-504
OH
N
H
N
OH
O
OH
Me
O
O
O
O
NH
2
H H
+

IPI-504 for Injection
vial contains lyophilized IPI-504 (528.5 mg)
Single-use vial.
Store frozen at -20°C (-15 to -25°C).
Drug - Limited by Federal (or United
to investigational use.
Lot: 186I1004
Infinity Pharmaceuticals, Inc.
780 Memorial Drive
Cambridge, MA 02139

Infinity PHARMACEUTICALS

IPI-504

IPI-504 competitive landscape for IV formulation
POTENCY
NCE
PATENT?
DELIVERY
CHEMICAL
PROPERTIES
MTD
COMPOUND
COMPANY
17-DMAG
KOS-1022
~25-50 nM
Yes
IV 60–120
min
Chemically
reactive
alkylating
agent
<24 mg/m²
Kosan
17-AAG
KOS-953
~25-50 nM
No
IV 60-120 min
in Cremophor
Special tubing
Steroid
pretreatment
Emulsion
changes
distribution
and PK
Dose escalation
ongoing;
>
340 mg/m²
Kosan
Emulsion
changes
distribution
and PK
17-AAG
CNF-1010
~25-50 nM
No
IV 60 min
in lipid
emulsion
175 mg/m²
Biogen/
Conforma
Emulsion
changes
distribution
and PK
17-AAG
~25-50 nM
No
IV 60 min in
DMSO/Egg
220 mg/m²
Kosan
IPI-504
~25-50 nM
IV 30 min
Diffusion
controlled
distribution
Dose escalation
ongoing at
400 mg/m²
Yes
Infinity

IPI-504 competitive landscape for PO formulations
IPI-504 (same
molecule as IV)
17-DMAG
CNF-2024
Small Molecule
Small Molecule
Small Molecule
Compound
Company Phase of Development
Infinity
Kosan
Biogen Idec
Serenex
Novartis /
Vernalis
Synta
Pre-clinical
Phase I
Phase I
Preclinical
Preclinical
Preclinical
No competitive oral product is significantly more advanced
Novel small
molecules not
derived from
geldanamycin

Intellectual property protection for IPI-504 • Composition of matter • Formulations (IV and PO) • Methods of making • Methods of using Infinity has broad patent applications pending for IPI-504

IPI-504 Preclinical Data * * * * * * * *

Highly
responsive to
Hsp90 inhibition
T315I
T790M
T670I
Preclinical evidence of potential as salvage therapy
BCR-ABL
EGFR
KIT
Hsp90 Client Disease Drug
CML
NSCLC
GIST
Gleevec,
Dasatinib
Tarceva,
Iressa
Gleevec,
Sutent
Kinase
Inhibitor
Resistance
Mutation

CML / Bcr-Abl
Wild-type protein Bcr
Abl
Non-cancer related
Protein status Entity Function
Hsp90-
dependent
Gain-of-function
mutant
Bcr-Abl fusion Constitutively
activated signaling
Drug-resistant
mutant
Bcr-Abl (T315I)
TKI-resistant
kinase

Percent cell death
(trypan blue)

Infinity
PHARMACEUTICALS

Gleevec-refractory primary CML cells sensitive to IPI-504 0 10 20 30 40 50 60 70 Pt 1 Pt 2 (T315I) Pt 3 Control 0.5 uM IPI-504 2.0 uM IPI-504 Collaboration: Kapil Bhalla, Moffitt Cancer Center

Placebo
Gleevec
IPI-504
Collaboration:
Shauguang Li, Jackson Labs
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
15 17 19 21 23 25 27 29 31 33
Days
Oral IPI-504: survival benefit in Gleevec-resistant T315I
CML transplantation model

Placebo
Gleevec
IPI-504
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
15 17 19 21 23 25 27 29 31 33
Days
Oral IPI-504: survival benefit in Gleevec-resistant T315I
CML transplantation model
Collaboration:
Shauguang Li, Jackson Labs

Placebo
Gleevec
IPI-504
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
15 17 19 21 23 25 27 29 31 33
Days
Oral IPI-504: survival benefit in Gleevec-resistant T315I
CML transplantation model
Collaboration:
Shauguang Li, Jackson Labs

NSCLC / EGFR
Wild-type protein EGFR Ligand-dependent
RTK
Protein status Entity Function
Hsp90-
dependent
Gain-of-function
mutant
EGFR
( exon19 or
L858R)
Ligand-
hypersensitive RTK
Drug-resistant
mutant
EGFR
( exon19 or
L858R + T790M)
TKI-resistant,
ligand
hypersensitive RTK

0
500
1000
1500
2000
2500
3000
3500
4000
12 15 19 22 26 27 32
Days Post-Implant
IPI-504 Vehicle, IP
Gefitinib Vehicle, PO
100mpk Gefitinib, PO
100mpk IPI-504, IP
• 100mpk IPI-504 2X weekly IP; 100mpk Gefitinib daily PO for 3 weeks
• 21% difference in tumor volumes between vehicle and Gefitinib treated groups
(p=0.54)
•
69% difference in tumor volumes between vehicle and IPI-504 treated groups (p=0.009)
69%
Non small cell lung cancer xenograft with T790M EGFR
Tarceva/Iressa-resistance mutation

GIST / Kit
Wild-type protein Kit Ligand-dependent
RTK
Protein status Entity Function
Hsp90-
dependent
Gain-of-function
mutant
c-Kit Ligand-independent
RTK
Drug-resistant
mutant
c-Kit (T670I) TKI-resistant,
ligand-independent
RTK

GIST: Gleevec-resistant cells more sensitive to IPI-504
GIST 882*
Gleevec-Sensitive
(primary: exon 13, K642E)
10 100 1000
10
20
30
40
50
10000
60
70
Compounds concentrations (nM)
10 100 1000
10
20
30
40
50
10000 10000
60
70
Compounds concentrations (nM)
IPI-504 : EC50 = 121 +/- 21 nM
IM :        EC50 = 147 +/- 42 nM
Gleevec- Resistant
(primary: exon 11, V560D +
Gleevec resistance: exon 17, D820A)
10 100 1000
5
15
25
35
45
55
65
75
85
Compounds concentrations (nM)
IPI-504
Imatinib
GIST 48*
IPI-504 : EC50 = 54 +/- 7 nM
IM : 25% inhibition @ 10uM
Collaboration:
Fletcher, Demetri, DFCI

IPI-504 Clinical Development Strategy * * * * * * * * *

•
Development and registration of IPI-504 in hematologic
malignancies and solid tumors
–
Preclinical support  for broad role of Hsp90
•
Early human proof-of-concept with most rapid path to registration
–
Strong scientific rationale
–
Trials targeted to homogenous patient population (disease-focused)
–
Surrogate marker
–
Rapid patient accrual
–
Single-agent activity in refractory setting (potential for expedited approval)
•
In parallel, initiate broader development for larger indications
(additional diseases, combination therapy, front-line therapy)
IPI-504 Clinical Development Strategy

Principal Investigator:
•
Dr. George Demetri, DFCI
Objectives:
•
Safety, PK, dose-ranging
•
Establish Phase II dose
Surrogate marker of response:
•
PET scans
Solid Tumor
Gastrointestinal Stromal Tumors
(Gleevec-resistant)
Schedule / status:
•
Days 1, 4, 8, 11 of 21 day
•
Continuing dose escalation
Current ongoing phase I clinical trials
Principal Investigator:
•
Dr. Paul Richardson, DFCI
•
Dr. Sundar Jagannath, SVCCC
•
Dr. David Siegel, HUMED
Objectives:
•
Safety, PK, dose-ranging
•
Establish Phase II dose
Surrogate marker of response:
•
M protein levels
Hematologic
Multiple Myeloma
(relapsed, refractory)
Schedule / status:
•
Days 1, 4, 8, 11 of 21 day
•
Continuing dose escalation

Phase I dose escalation for IPI-504 (GIST)
•
1 cycle = 21 days
•
4 doses (days 1, 4, 8, 11 followed by 10 days off)
Phase I schedule
25% 500 6
33% 400 5
33% 300 4
50% 225 3
66% 150 2
100% 90 1
Escalation over
previous dose
Dose (mg/m2) Group

Near-term sequence of additional clinical indications
(2006/2007)
Resistance
Mutation Disease PI
T. Lynch
T. Kipp, CLL
consortium
Matsui, Smith /
Bhalla
NSCLC
CLL
CML
Tarceva-R
(T790M )
Zap-70
T315I
• Focused trials would determine IPI-504 activity in patients with known resistance to targeted therapy
• If positive, trials provide opportunity to rapidly advance to market
• Additional indications to follow
Site
MGH
UCSD
JHU, Moffitt

Overview
• Founded in late 2001 (~5 years old)
• Team
– Recognized biotechnology investor, business and R&D leaders
– ~115 employees (~55 PhD / MDs)
• Alliance and Financing Strategy
– Hsp90 and Hedgehog pathway product alliance with MedImmune
– Bcl family product alliance with Novartis
– Small molecule technology access alliances with Amgen, J&J and Novartis
– Public financing via Reverse Merger with Discovery Partners
• IPI-504 – lead proprietary oncology drug candidate (Hsp90)
– Phase I in GIST and multiple myeloma commenced 2005
– Phase II anticipated in 2007
• Hedgehog pathway – preclinical oncology candidate

•
Potential for first-in-class systemic hedgehog inhibitor
•
Proprietary NCE’s
•
Systemic (sub-cu and oral) products
•
Lead molecule (IPI-609) in advanced preclinical development
•
First in man expected in 2007
•
Broad anti-cancer potential
•
Strong data supporting pancreatic, metastatic prostate,
SCLC, others
•
Single agent activity
•
Potential for synergy with standards of care
Infinity’s Hedgehog program

History of cyclopamine – chemical discovery
1950’s
•
Lambs born in Idaho with cyclopic
features (defect in development of
left-right asymmetry)
•
USDA determines that pregnant
ewes grazed on the plant Veratrum
californicum
•
Cyclopamine identified as the
teratogenic substance in V.
californicum
•
Purified cyclopamine given to
animals recapitulates cyclopic
features and other birth defects
V. californicum
cyclopamine

Inactive
Ptch
Smo
Hip
Fused
Sufu
Gli
Target genes

Infinity
PHARMACEUTICALS

History of hedgehog – genetics
40 years later (1980’s to today)
• Genes are discovered that control
embryonic development and pattern
formation
• One such gene is called “hedgehog”
• Hedgehog mutations in the Drosophila
fruit fly result in cyclopia
• Hedgehog function in humans related
to development of the pancreas, gut,
and other elements of GI tract

Cyclopamine chemistry meets hedgehog genetics
Chemistry
The chemical cyclopamine
results in cyclopic animals
Genetics
Mutation of hedgehog pathway
results in cyclopic animals
Might the chemical cyclopamine interact
with genes in the hedgehog pathway?
YES

Inactive
Ptch
Smo
Hip
Fused
Sufu
Gli
Target genes

Infinity
PHARMACEUTICALS

Cyclopamine is a smoothened antagonist *Chen et al., 2002 G&D 16:2743 Cyclopamine Normal Cancer

Cancers have hijacked components of the hedgehog
pathway
#
ON = active repressor of Smo
* Mutation in Patched
1
Hahn et al., 1996, Cell
85: 841
2
Bale & Yu, 2001, Human Molec. Genetic. 10: 757 (review)
3
Berman et al., 2002 Science
297: 1559
4
Berman et al., 2003 Nature
425: 846
5
Kayed et al., 2004 Int. J. Cancer
110: 668
6
Thayer et al., 2003 Nature
425: 851
7
Karhadkar et al., 2004 Nature, 431: 707
8
Fan et al., 2004 Endocrinology
145: 3961
9
Watkins et al., 2003, Nature
422: 313
10
Sicklick  2005 ASCO; Mohini, 2005 AACR
11
Kubo et al., 2004 Cancer Res. 64
:6071
State
Normal
Basal cell carcinoma*
1,2
Medulloblastoma*³
Pancreatic cancer
4,5,6
Prostate cancer
7,8
Small cell lung cancer
9
Hepatocellular cancer
10
Breast Cancer
11
Smoothened
OFF
ON
ON
ON
ON
ON
ON
ON
Patched
#
ON
Mutant - OFF
Mutant - OFF
OFF
OFF
OFF
OFF
OFF
Hedgehog
OFF
OFF
OFF
Turned ON
Turned ON
Turned ON
Turned ON
Turned ON
Frequency
---
95%
30-40%
100%
100%
50%
n/a
100%

Cyclopamine validates Hedgehog as a cancer target
•
Cyclopamine is a plant natural
product produced by Veratrum
californicum
Cyclopamine activity:
•
Potent inhibitor of
Smoothened
•
Highly active in pancreatic,
prostate, small cell lung
cancer animal models
Drawbacks:
•
Insoluble
•
Caustic formulations
•
Off-patent
HO
O
HN
H
H
H
H
H

Infinity’s lead Hedgehog pathway inhibitors
•
Novel candidates based on cyclopamine
•
On mechanism
•
Superior to cyclopamine:
–
More chemically stable
–
More potent
–
More soluble
•
Most advanced candidate (IPI-609) in late-preclinical development
–
First in man 2007
–
i.v., s.c., or oral formulations
–
Better oral bioavailability
–
Better tumor PK

IPI-609 competitive landscape
•
CUR-61414 – Curis and Genentech Hedgehog antagonist
–
Highly insoluble: not suitable for systemic administration
–
Topical formulation failed in Phase 1 Basal Cell Carcinoma trial; failure attributed to formulation, not pathway
•
Curis and Genentech-have-expressed continued interest in the
Hedgehog pathway for systemic agents

Intellectual property protection for IPI-609
•
Novel scaffold for IPI-609 and analogs with patent applications pending
•
We believe there are no patents preventing us from marketing IPI-
609 or its analogs

0 200 400 600 800 1000 1200 1400 1600 31 36 41 46 51 56 61 Days Vehicle IPI-609 10 mpk/day IPI-609 efficacious in PC-3 prostate xenograft

IPI-609 slows tumor growth rates
0
200
400
600
800
1000
1200
30 35 40 45 50 55 60
Day
Linear Fit
Bivariate Fit of P 10 By Day
200
400
600
800
1000
1200
30 35 40 45 50 55 60
Day
Linear Fit
Bivariate Fit of VP 6 By Day
Median vehicle-treated
animals
Median IPI-609 treated
animals

Clinical development strategy of hedgehog pathway
inhibitors
•
Strong scientific rationale supports targeting of cancers dependent on the Hedgehog pathway
–
Pancreatic
–
Small cell lung
–
Metastatic prostate
–
Metastatic breast
–
Ovarian
–
Others (medulloblastoma, glioma, basal cell carcinoma, etc.)
•
Identify a rapid path to registration
–
Potential for sole agent activity or
–
Combination with a single Standard of Care

Key Principal Investigator relationships established
•
Pancreatic cancer Manuel Hidalgo, MD  Johns Hopkins
(PCRT – Dan Van Hoff, MD)
•
Small cell lung cancer Charles Rudin, MD Johns Hopkins
•
Prostate cancer Phil Kantoff, MD DFCI
Howard Scher, MD MSKCC
Chris Logothetis, MD MD Anderson
Prostate Consortium
•
Breast Max Wicha, MD U of Michigan
•
Heme malignancies Doug Smith, MD Johns Hopkins
Bill Matsui, MD Johns Hopkins
Kapil Bhalla, MD Moffitt Cancer Ctr

Infinity Pharmaceuticals Summary * * * * * *

•
Product Pipeline
–
IPI-504: Complete Phase I trials
• Publish First Clinical Data
–
IPI-504: Expect to initiate Phase II in 2007
–
Hedgehog Pathway: Expect to initiate
Phase I in 2007
•
Successful alliance execution
•
At least one new corporate alliance
•
Financing event
–
Year-end cash runway:  12-24 months
2006/Early 2007 Goals, Achievements and Anticipated News Flow
Pending
DPII merger
AMGN
extension
Expected
at EORTC
11/7/06
NVS (Bcl)
MEDI (Hsp90, HH)